As filed with the Securities and Exchange Commission on March 27, 2024

1933 Act Registration No. 333-274831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.  ☐

Post-Effective Amendment No. 1   ☒

(Check appropriate box or boxes)

MORGAN STANLEY ETF TRUST

(Exact Name of Registrant as Specified in Charter)

1585 Broadway

New York, New York 10036
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 869-6397

Mary E. Mullin, Esq.

1633 Broadway

New York, New York 10019

(Name and Address of Agent for Service)

Copies to:

Mark Parise, Esq. Morgan, Lewis & Bockius LLP One State Street Hartford, Connecticut 06103	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of common shares of beneficial interest of Morgan Stanley ETF Trust have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

The Parts A and B of the Registrant’s Registration Statement on Form N-14 (File No. 333-274831), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2023, are incorporated herein by reference. The definitive versions of Parts A and B were filed with the SEC on November 1, 2023 pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in Parts A and B of the Registrant’s Registration Statement on Form N-14.

This Post-Effective Amendment is being filed solely for the purpose of filing (i) the final Agreement and Plan of Reorganization between Morgan Stanley Institutional Fund Trust, on behalf of Core Plus Fixed Income Portfolio, and Morgan Stanley ETF Trust, on behalf of Eaton Vance Total Return Bond ETF, as Exhibit No. (4)(a) to this Registration Statement on Form N-14; (ii) the final Agreement and Plan of Reorganization between Morgan Stanley Institutional Fund Trust, on behalf of Short Duration Municipal Income Portfolio, and Morgan Stanley ETF Trust, on behalf of Eaton Vance Short Duration Municipal Income ETF, as Exhibit No. (4)(b) to this Registration Statement on Form N-14; (iii) the final opinion and consent of counsel Dechert LLP regarding tax matters for the Core Plus Fixed Income Reorganization as Exhibit No. (12)(a) to this Registration Statement on Form N-14; and (iv) the final opinion and consent of counsel Dechert LLP regarding tax matters for the Short Duration Municipal Income Reorganization as Exhibit No. (12)(b) to this Registration Statement on Form N-14.

PART C

OTHER INFORMATION

ITEM 15.	Indemnification

Article VII, Section 7.5 of the Amended and Restated Declaration of Trust of the Registrant, a Delaware statutory trust, provides for indemnification of the Trustees, officers and employees of the Registrant by the Registrant, subject to certain limitations. The Amended and Restated Declaration of Trust of the Registrant is incorporated by reference to Exhibit (1)(b).

Section 6 of the Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”) provides that the Registrant will indemnify and hold harmless the Distributor, its affiliates and each of their respective directors, officers, employees and agents and any person who controls the Distributor against certain liabilities, subject to certain conditions. A copy of the form of Distribution Agreement is incorporated by reference as Exhibit (7).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

ITEM 16.	Exhibits

(1)	(a)	Certificate of Trust, is incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form N-1A, as filed on August 16, 2022.

	(b)	Amended and Restated Declaration of Trust, dated September 28, 2022, is incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, as filed on November 17, 2022.

	(c)	Amended and Restated Schedule A, dated December 6, 2023, to the Amended and Restated Declaration of Trust, dated September 28, 2022, is incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 12 to the Registration Statement of Form N-1A, as filed December 18, 2023.

(2)		Bylaws, dated September 28, 2022, is incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, as filed on November 17, 2022.

(3)		Not Applicable.

(4)	(a)	Agreement and Plan of Reorganization between Morgan Stanley Institutional Fund Trust, on behalf of Core Plus Fixed Income Portfolio, and Morgan Stanley ETF Trust, on behalf of Eaton Vance Total Return Bond ETF, dated December 14, 2023, filed herein.

	(b)	Agreement and Plan of Reorganization between Morgan Stanley Institutional Fund Trust, on behalf of Short Duration Municipal Income Portfolio, and Morgan Stanley ETF Trust, on behalf of Eaton Vance Short Duration Municipal Income ETF, dated December 14, 2023, filed herein.

(5)		Instruments defining rights of shareholders incorporated by reference to Exhibits (1)(b) and (2).

(6)	(a)	Investment Management Agreement with Morgan Stanley Investment Management, Inc., dated January 18, 2023, is incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A, as filed on July 24, 2023.

	(b)	Form of Amended and Restated Schedule A to the Investment Management Agreement with Morgan Stanley Investment Management Inc., is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A, as filed on January 12, 2024.

	(c)	Form of Sub-Advisory Agreement between Morgan Stanley Investment Management Inc. and Morgan Stanley Investment Management Limited (relating to the Eaton Vance High Yield ETF), is incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A, as filed on October 6, 2023.

	(d)	Form of Sub-Advisory Agreement between Morgan Stanley Investment Management Inc. and Parametric Portfolio Associates LLC (relating to the Parametric Dividend Premium Income ETF and Parametric Hedged Equity ETF), is incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A, as filed on October 6, 2023.

(7)		Form of Distribution Agreement with Foreside Fund Services, LLC, is incorporated by reference to Exhibit (e)(1) to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A, as filed on January 20, 2023.

(8)		Not Applicable.

(9)		Form of Global Custody Agreement with JPMorgan Chase Bank N.A., is incorporated by reference to Exhibit (g) to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A, as filed on January 20, 2023.

(10)		Form of Distribution and Services Plan Under Rule 12b-1, is incorporated by reference to Exhibit (m) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, as filed on December 23, 2022.

(11)		Opinion and consent of counsel Dechert LLP regarding legality of issuance of shares and other matters, is incorporated by reference to Exhibit (11) to the Registration Statement on Form N-14, as filed on October 2, 2023.

(12)	(a)	Opinion and consent of counsel Dechert LLP regarding tax matters for the Core Plus Fixed Income Reorganization, dated March 22, 2024, filed herein.

	(b)	Opinion and consent of counsel Dechert LLP regarding tax matters for the Short Duration Municipal Income Reorganization, dated March 22, 2024, filed herein.

(13)	(a)	Form of Agency Services Agreement with JPMorgan Chase Bank N.A., is incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A, as filed on January 20, 2023.

	(b)	Form of Sublicense Agreement with Morgan Stanley Investment Management Inc., is incorporated by reference to Exhibit (h)(2) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, as filed on November 17, 2022.

	(c)	Form of Authorized Participant Agreement, is incorporated by reference to Exhibit (h)(3) to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A, as filed on January 20, 2023.

	(d)	Form of Fund Services Agreement, is incorporated by reference to Exhibit (h)(4) to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A, as filed on January 20, 2023.

	(e)	Form of Subscription Letter related to Initial Capital provided by Morgan Stanley Investment Management Inc., is incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A, as filed on January 20, 2023.

(14)	(a)	Consent of independent registered accounting firm, is incorporated by reference to Exhibit (14)(a) to the Registration Statement on Form N-14, as filed on October 2, 2023.

	(b)	Consent of Dechert LLP, is incorporated by reference to Exhibit (14)(b) to the Registration Statement on Form N-14, as filed on October 2, 2023.

(15)		Not Applicable.

(16)		Power of Attorney for Trustees, dated September 28, 2023, is incorporated by reference to Exhibit (16) to the Registration Statement on Form N-14, as filed on October 2, 2023.

(17)		Form of Proxy Cards, is incorporated by reference to Exhibit (17) to the Registration Statement on Form N-14, as filed on October 2, 2023.

ITEM 17.	Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 27th day of March, 2024.

MORGAN STANLEY ETF TRUST

By:	/s/John H. Gernon
John H. Gernon
President and Principal Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date
(1) Principal Executive Officer

By:	/s/John H. Gernon	Principal Executive Officer	March 27, 2024
John H. Gernon

(2) Principal Financial Officer

By:	/s/Francis J. Smith	Principal Financial Officer	March 27, 2024
Francis J. Smith

(3) Trustees

Frank L. Bowman	Jakki L. Haussler
Frances L. Cashman	Dr. Manuel H. Johnson
Kathleen A. Dennis	Michael F. Klein
Nancy C. Everett	Patricia A. Maleski
Eddie A. Grier	W. Allen Reed (Chairman)

By:	/s/Mark F. Parise		March 27, 2024
Mark F. Parise
Signed by Attorney-in-Fact for each of the Trustees Named Above

EXHIBIT INDEX

MORGAN STANLEY ETF TRUST

(4)(a)	Agreement and Plan of Reorganization between Morgan Stanley Institutional Fund Trust, on behalf of Core Plus Fixed Income Portfolio, and Morgan Stanley ETF Trust, on behalf of Eaton Vance Total Return Bond ETF, dated December 14, 2023.

(4)(b)	Agreement and Plan of Reorganization between Morgan Stanley Institutional Fund Trust, on behalf of Short Duration Municipal Income Portfolio, and Morgan Stanley ETF Trust, on behalf of Eaton Vance Short Duration Municipal Income ETF, dated December 14, 2023.

(12)(a)	Opinion and consent of counsel Dechert LLP regarding tax matters for the Core Plus Fixed Income Reorganization, dated March 22, 2024.

(12)(b)	Opinion and consent of counsel Dechert LLP regarding tax matters for the Short Duration Municipal Income Reorganization, dated March 22, 2024.